Ballard Power Systems Inc.

News Release

Ballard Announces 2009 First Quarter Financial Results Conference Call

For Immediate Release – April 8, 2009

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call on Wednesday, April 29, 2009 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President and CEO, and Bruce Cousins, Chief Financial Officer, will present Ballard’s 2009 first quarter financial results.

The live call can be accessed by calling +1-604-638-5340. The live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com).

Following the call, an audio recording will be available for approximately 24 hours and can be accessed at +1-604-638-9010 using confirmation number 6325#. The audio webcast with slides will also be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.